Exhibit 99.1

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Consolidated Financial Statements

For the year ended December 31, 2010 (prepared in accordance with US GAAP)

As at and for the three months ended March 31, 2011 (prepared in accordance with IFRS)

Barrick Gold Corporation (“Barrick”) prepares their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Prior to the adoption of IFRS, our consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“US GAAP”). As a result, we have prepared the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 in accordance with US GAAP and the unaudited pro forma condensed consolidated balance sheet as at March 31, 2011 and the unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2011 in accordance with IFRS.

BARRICK GOLD & EQUINOX MINERALS

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2010

(in USD millions)	Historical
	Barrick (US GAAP)	Equinox (CDN GAAP)	Pro Forma Adjustments	Notes	Pro Forma Consolidated (US GAAP)
Sales	$10,924	$942			$11,866
Costs and expenses
Cost of sales	4,201	337			4,538
Amortization and accretion	1,196	76	41	(A)	1,313
Corporate administration	154	22			176
Exploration	180	6			186
Project development expense	153	—			153
Other expense	463	58			521

	6,347	499	41		6,887

Interest income	14	—	(9)	(B)	5
Interest expense	(121)	(37)	(67)	(C)	(358)
			(161)	(C)
			28	(C)
Other income	124	—			124
Impairment charges	(7)	—			(7)

	10	(37)	(209)		(236)

Income (loss) from continuing operations before taxes and other items	4,587	406	(250)		4,743
Income tax expense	(1,370)	(137)	77	(D)	(1,430)
Non-controlling interests	(23)	(1)			(24)
Loss from equity investees	(41)	—			(41)
Income from discontinued operations	121	—			121

Net Income (loss)	$3,274	$268	$(173)		$3,369

Earnings per share data
Net income (loss)
Basic	$3.32	$0.38		(E)	$3.41
Diluted	$3.28	$0.37		(E)	$3.38
Weighted average shares outstanding:
Basic	987	710			987
Diluted	997	722			997

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Note 1 — Basis of presentation

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 (hereinafter, the “pro forma statement of income”) give effect to the proposed acquisition by Barrick of Equinox Minerals Limited (“Equinox”) as if the acquisition took place on January 1, 2010. The pro forma statement of income has been prepared by Barrick management in accordance with US GAAP.

The pro forma statement of income for the year ended December 31, 2010 has been derived using the following information:

a)	the audited consolidated financial statements of Barrick for the year ended December 31, 2010 prepared in accordance with US GAAP and incorporated by reference into this Offering Circular;

b)	the audited consolidated financial statements of Equinox for the year ended December 31, 2010 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and included in this Offering Circular; and

c)	such other supplementary information as was considered necessary to reflect the proposed acquisition in the pro forma statement of income.

The pro forma statement of income has been prepared for illustrative purposes only to show the effect of the proposed acquisition. The pro forma statement of income assumes that Barrick will acquire all of Equinox’s outstanding shares and that all in-the-money Equinox stock options will be exercised and included in the total outstanding Equinox shares.

The pro forma statement of income is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction will likely differ from those recorded in the pro forma statement of income. Any potential synergies that may be realized and integration costs that may be incurred as a result of the proposed acquisition have been excluded from the pro forma statement of income.

The accounting policies used in the construction of the pro forma statement of income for the year ended December 31, 2010 are those set out in Barrick’s audited consolidated financial statements for the year ended December 31, 2010. Equinox’s historical financial information was prepared in accordance with Canadian GAAP, which differs in certain material respects from US GAAP. In preparing the pro forma statement of income, a review was undertaken to identify Equinox accounting policy differences that could have a material impact. No such material differences were identified, however further accounting policy differences may be identified after the closing of the transaction.

The pro forma statement of income should be read in conjunction with the historical consolidated financial statements of both Barrick and Equinox for the year ended December 31, 2010. Certain of Equinox’s assets, liabilities, income and expenses have been reclassified to conform to Barrick’s consolidated financial statement presentation.

Note 2 – The Offer

Barrick proposes to acquire all of the issued and outstanding common shares of Equinox (including the shares represented by Equinox’s CHESS Depositary Interests) for C$8.15 per Equinox share in cash, or a total of approximately C$7.3 billion. Upon successful completion of the proposed acquisition, all outstanding Equinox stock options and Restricted Share Units (“RSUs”) would vest and have been included the acquisition cost below.

The acquisition by Barrick of Equinox would be accounted for under US GAAP using the acquisition method of accounting. The pro forma adjustments reflect Barrick’s acquisition of 100% of Equinox’s net reported assets at their estimated fair values at January 1, 2010 for the pro forma statement of income, and the subsequent accounting for Equinox as a wholly owned subsidiary.

The purchase price of the proposed acquisition is estimated as follows:

	($ millions)
Cash paid to Equinox shareholders	$7,508	[1]
Assumption of Equinox existing debt	397
Payout of Equinox RSUs on change of control	13

Total acquisition cost	$7,918

[1]	C$7.3 billion translated to US dollars based on the May 18, 2011 USDCAD exchange rate of 0.9723 and includes payment on all outstanding Equinox stock options

Barrick has performed a preliminary purchase price allocation, but has not yet finalized the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying acquisition accounting on the pro forma statement of income. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Equinox’s assets and liabilities have been presented as “unallocated purchase price.” Upon the closing of the proposed acquisition of Equinox, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. The actual amounts recorded on the acquisition will likely be materially different from the preliminary amounts recorded in this pro forma statement of income. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording Equinox’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Note 3 — Pro forma assumptions and adjustments

The pro forma statement of income for the year ended December 31, 2010 gives effect to the proposed business combination of Barrick and Equinox as if such combination occurred on January 1, 2010. The pro forma statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations would have been had the business combination with Equinox occurred on January 1, 2010, nor is it necessarily indicative of future consolidated operating results.

The pro forma statement of income does not reflect and does not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) benefits expected to be derived from the combined company’s growth projects or (iv) changes in commodity prices subsequent to the date of the pro forma statement of income.

The pro forma statement of income includes the following pro forma assumptions and adjustments:

A)	An adjustment to reflect the amortization of the of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

B)	A decrease in interest income of $9 million resulting from the reduction in Barrick’s cash and equivalents balance as a result of the proposed acquisition.

C)	An increase in interest expense of $200 million, which reflects the interest costs on the net increase in debt outstanding of $5.5 billion ($5.8 billion of new debt issued by Barrick less the repayment of Equinox’s existing corporate finance facility of $309 million, as is required upon a change of control). It also reflects a reduction in the portion of Barrick interest expense eligible for capitalization due to the increase in net debt.

D)	A decrease in income tax expense of $77 million to reflect the tax effect of the pro forma adjustments.

E)	Pro forma EPS Calculation –

Net Income — Barrick	$3,274
Net Income — Equinox	268
Pro Forma Adjustments	(173)

Pro Forma Consolidated Net Income	3,369

Weighted average shares outstanding
Basic	987
Diluted	997
Pro forma earnings per share
Basic	3.41
Diluted	3.38

BARRICK GOLD & EQUINOX MINERALS

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

MARCH 31, 2011

(in USD millions)	Historical				Pro Forma Consolidated (IFRS)
	Barrick (IFRS)	Equinox (IFRS)	Pro Forma Adjustments	Notes
ASSETS
Current Assets
Cash and equivalents	$4,443	$171	$(1,679)	(A)	$2,614
			(309)	(B)
			(12)	(C)
			30	(D)
			(30)	(E)
Restricted cash	—	3	(3)	(D)	—
Accounts receivable	315	124			439
Inventories	1,808	116			1,924
Other current assets	1,125	—			1,125

Total current assets	7,691	414	(2,003)		6,102
Restricted cash	—	27	(27)	(D)	—
Investments	194	3			197
Investment in affiliates	407	—			407
Property, plant and equipment, net	18,772	2,677	2,140	(F)	23,589

Intangible assets	479	—			479
Deferred income tax assets	585	—			585
Other assets	1,812	—			1,812
Goodwill	6,099	—			6,099
Unallocated purchase price			3,442	(G)	3,442

Total assets	$36,039	$3,121	$3,552		$42,712

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,455	$131			$1,586
Current portion of long-term debt	14	122	(113)	(B)	23
Current income tax liabilities	738	9			747
Other current liabilities	323	177			500

Total current liabilities	2,530	439	(113)		2,856
Long-term debt	6,772	275	(196)	(B)	12,680
			5,829	(A)
Provisions	1,862	7	(7)	(C)	1,862
Other long-term obligations	563	42			605
Deferred income tax liabilities	2,011	427			2,438

Total liabilities	13,738	1,190	5,513		20,441

SHAREHOLDERS’ EQUITY
Capital stock	17,845	1,749	(1,749)	(H)	17,845
Retained earnings	1,492	171	(171)	(H)	1,462
			(30)	(E)
Accumulated other comprehensive income	834	—	—	(H)	834
Other	314	11	(11)	(H)	314

Total equity attributable to Barrick Gold Corp shareholders	20,485	1,931	(1,961)		20,455

Non-controlling interest	1,816	—	—		1,816

Total equity	22,301	1,931	(1,961)		22,271

Total liabilities and equity	$36,039	$3,121	$3,552		$42,712

BARRICK GOLD & EQUINOX MINERALS

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(in USD millions)	Historical				Pro Forma
	Barrick (IFRS)	Equinox (IFRS)	Pro Forma Adjustments	Notes	Consolidated (IFRS)
Sales	$3,090	$211			$3,301
Costs and expenses
Cost of sales	1,357	113	8	(I)	1,478
Corporate administration	42	6	(1)	(C)	47
Exploration and evaluation	65	2			67
Other expense	130	73			203
					—

	1,594	194	7		1,795

Other income	72	—			72
Income (loss) from equity investees	1	—			1
Gain (loss) on non-hedge derivatives	(31)	—			(31)

Income (loss) before finance items and income taxes	1,538	17	(7)		1,548

Finance income	3	—	(1)	(J)	2
Finance costs	(32)	(12)	(41)	(J)	(81)
			(1)	(K)
			5	(L)

Income (loss) before income taxes	1,509	5	(45)		1,469
Income tax expense	(494)	(26)	15	(M)	(505)

Net income (loss)	$1,015	$(21)	$(30)		$964

Attributable to:
Equity holders of Barrick Gold Corp	$1,001	$(21)	$(30)		$950
Non-controlling interest	14	—			14

Earnings per share data
Net income (loss)
Basic	$1.00	$(0.02)		(N)	$0.95
Diluted	$1.00	$(0.02)		(N)	$0.95
Weighted average shares outstanding:
Basic	999	874			999
Diluted	1,001	885			1,001

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2011

Note 1 — Basis of presentation

The unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of income (hereinafter, the “pro forma balance sheet” and “pro forma statement of income”, respectively, and collectively the “pro forma financial statements”) as at and for the three months ended March 31, 2011 give effect to the proposed acquisition by Barrick of Equinox as if the acquisition took place on January 1, 2010 for the pro forma statement of income and March 31, 2011 for the pro forma balance sheet. The pro forma financial statements have been prepared by Barrick management in accordance with IFRS.

The pro forma financial statements as at and for the three months ended March 31, 2011 have been derived using the following information:

a)	the unaudited interim consolidated financial statements of Barrick as at and for the three months ended March 31, 2011 prepared in accordance with IFRS and incorporated by reference into this Offering Circular;

b)	the unaudited interim consolidated financial statements of Equinox as at and for the three months ended March 31, 2011 prepared in accordance with IFRS and included in this Offering Circular; and

c)	such other supplementary information as was considered necessary to reflect the proposed acquisition in the pro forma financial statements.

The pro forma financial statements have been prepared for illustrative purposes only to show the effect of the proposed acquisition. The pro forma financial statements assume that Barrick will acquire all of Equinox’s outstanding shares and that all in-the-money Equinox stock options will be exercised and included in the total outstanding Equinox shares.

The pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction will likely differ from those recorded in the pro forma financial statements. Any potential synergies that may be realized and integration costs that may be incurred as a result of the proposed acquisition have been excluded from the pro forma statement of income.

The accounting policies used in the construction of the pro forma financial statements as at and for the three months ended March 31, 2011 are those set out in Barrick’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify Equinox accounting policy differences that could have a material impact in the pro forma financial statements. No such differences were identified for the purposes of preparing these pro forma financial statements, but accounting policy differences may be identified after the closing of the transaction.

The pro forma financial statements should be read in conjunction with the unaudited interim consolidated financial statements of both Barrick and Equinox as at and for the three months ended March 31, 2011. Certain of Equinox’s assets, liabilities, income and expenses have been reclassified to conform to Barrick’s consolidated financial statement presentation.

Note 2 — The Offer

Barrick proposes to acquire all of the issued and outstanding common shares of Equinox (including the shares represented by Equinox’s CHESS Depositary Interests) for C$8.15 per Equinox share in cash, or a total of approximately C$7.3 billion.

The acquisition by Barrick of Equinox would be accounted for under IFRS using the acquisition method of accounting. The pro forma adjustments reflect Barrick’s acquisition of 100% of Equinox’s net reported assets at their fair values at January 1, 2010 for the pro forma statement of income, and the subsequent accounting for Equinox as a wholly owned subsidiary.

The purchase price of the proposed acquisition is estimated as follows:

	($ millions)
Cash paid to Equinox shareholders	$7,508	[1]
Assumption of Equinox existing debt	397
Payout of Equinox RSUs on change of control	13

Total acquisition cost	$7,918

[1]	C$7.3 billion translated to US dollars based on the May 18, 2011 USDCAD exchange rate of 0.9723 and includes payment on all outstanding Equinox stock options

Barrick has performed a preliminary purchase price allocation, but has not yet finalized the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying acquisition accounting on the pro forma financial statements. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Equinox’s assets and liabilities have been presented as “unallocated purchase price.” Upon the closing of the proposed acquisition of Equinox, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. The actual amounts recorded on the acquisition will likely be materially different from the preliminary amounts recorded in these pro forma financial statements. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording Equinox’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Note 3 — Pro forma assumptions and adjustments

The pro forma statement of income for the three months ended March 31, 2011 gives effect to the proposed business combination of Barrick and Equinox as if such combination occurred on January 1, 2010. The pro forma statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations would have been had the business combination with Equinox occurred on January 1, 2010, nor is it necessarily indicative of future consolidated operating results.

The pro forma balance sheet as at March 31, 2011 gives effect to the proposed business combination of Barrick and Equinox as if such combination occurred on March 31, 2011. The pro forma balance sheet is provided for illustrative purposes only and is not necessarily indicative of the consolidated financial position of the combined companies.

The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) benefits expected to be derived from the combined company’s growth projects or (iv) changes in commodity prices subsequent to the date of the pro forma financial statement of income.

The pro forma financial statements include the following pro forma assumptions and adjustments:

A)	A decrease in cash and equivalents by $7.5 billion which represents cash consideration paid and the proposed issuance of $5.83 billion in new debt.

B)	A decrease in cash and equivalents of $309 million and corresponding decrease in short and long-term debt which represents the repayment of Equinox’s existing corporate finance facility, as is required upon a change of control.

C)	A decrease in the long-term compensation liabilities of $7 million and corresponding increase in cash outflows which reflects the pay out of historical stock-based compensation granted to employees of Equinox.

D)	A reclassification of $30 million in restricted cash balances to cash and equivalents, which is expected to become unrestricted upon repayment of Equinox’s existing corporate finance facility.

E)	A decrease in cash and cash equivalents of $30 million which reflects the estimated transaction costs associated with the acquisition of Equinox. As the acquisition-related transaction costs are not expected to have a continuing impact on the combined company’s results, the amount was recorded as a decrease to retained earnings.

F)	An increase in property, plant and equipment of $2,140 million to reflect the fair value increment identified in the preliminary purchase price allocation.

G)	An adjustment to reflect the unallocated purchase price of $3,442 million.

H)	An adjustment to reflect the elimination of Equinox’s historical shareholders’ equity accounts.

I)	An increase in cost of sales of $8 million to reflect the depreciation of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

J)	An increase in interest expense of $40 million, which represents the interest cost on the $5.83 billion of new net debt outstanding as well as a reduction in interest income of $1 million resulting from the decrease in cash and equivalents.

K)	An increase of $1 million in interest expense, which reflects a decrease in the amount of interest eligible for capitalization.

L)	A decrease in interest expense of $5 million arising from the repayment of Equinox’s existing corporate finance facility, as is required upon a change in control.

M)	A decrease in income tax expense of $15 million to reflect the tax effect of the pro forma adjustments. N) Pro forma EPS calculation –

Net Income — Barrick	$1,001
Net Income — Equinox	(21)
Pro Forma Adjustments	(30)

Pro Forma Consolidated Net Income	950

Weighted average shares outstanding
Basic	999
Diluted	1,001
Pro forma earnings per share
Basic	0.95
Diluted	0.95